Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.            Tel: +44 207 611 8960
65 Kingsway                       Fax: +44 207 611 8965
London WC2B 6TD                   www.stolt-nielsen.com
United Kingdom

        Stolt-Nielsen S.A. Has Been Informed that the European Commission
               Has Closed the Deep-Sea Parcel Tanker Investigation

LONDON, May 8, 2008 - Stolt-Nielsen S.A. (Oslo Bors: SNI) today reported that the European Commission's Competition Directorate has informed Stolt-Nielsen S.A. (the "Company") that the Competition Directorate has closed its investigation into possible collusive behaviour in the maritime transport of bulk liquids on deep-sea routes.

In February 2003, the Company announced that it had entered into the conditional leniency programme of the European Commission with respect to potential infringements of European competition rules regarding the maritime transport of bulk liquids on deep-sea routes. The Company has continued to cooperate with the EC throughout its five-year investigation.

"We are pleased that the European Commission has closed its investigation and that they will not impose any penalties on the Company," said Niels G. Stolt-Nielsen, CEO of Stolt-Nielsen S.A.

Contacts:

      Jan Chr. Engelhardtsen
      U.K. +44 (0) 20 7611 8972
      j.engelhardtsen@stolt.com

      Jens F. Gruner-Hegge
      U.K. +44 (0) 20 7611 8985
      j.gruner-hegge@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiaries Stolt Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon and caviar.